LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2028	vcangelosi@luselaw.com

July 28, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Mark Webb, Esq.

Legal Branch Chief

Re:	CB Financial Services, Inc.
Registration Statement on Form S-4
Filed on June 13, 2014
File Number 333-196749

Dear Mr. Webb:

On behalf of CB Financial Services, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we hereby respond to comments provided by the Staff in its letter dated July 10, 2014 with regard to the above-referenced Registration Statement on Form S-4. Set forth below are the comments and the Company’s responses to them.

Registration Statement on Form S-4 filed on June 13, 2014

General

1.	Please fill in the blanks that do not contain pricing-related information in your next amendment. In this regard, we note, without limitation, that the information in the table on page 56 relating to Merger-Related Executive Compensation and the stock ownership tables on pages 128 and 172 remains outstanding.

The disclosure on pages 4, 53, 73 has been revised in response to this comment. Please note that certain items that are blank are not available at this time, as the record date and the date of the special meeting of shareholders have not been set.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 2

2.	Please provide the disclosure required by Rule 14a-5(e) as required by Item 1(c) of Schedule 14A. See Item 18(a)(l) of Form S-4.

The required disclosure has been added to page 157 in response to this comment.

3.	Please use a legible typeface throughout the document. See Rule 420 of Regulation C. The tables summarizing the financial advisor’s analyses are unreadable.

The type face has been revised so that the tables on pages 35 through 39 are now legible.

Proxy/Prospectus Cover Page

4.	Revise to indicate:

•	the aggregate cash offered in the merger; and

•	the maximum number of shares of CB’s common stock estimated to be issuable upon the completion of the merger.

The disclosure on the proxy/prospectus cover page has been revised in response to this comment.

Questions and Answers about the Merger and the Special Meeting

Q: Am I entitled to appraisal rights?, page 2

5.	Please revise to clarify that dissenting shareholders must vote against the merger, abstain from voting or not return the proxy.

The disclosure has been revised on the Notice of Special Meeting of Stockholders page and on pages 2 and 26 to clarify that FedFirst’s stockholders do not have dissenters’ rights in connection with the merger.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 3

Risk Factors

Risks Related to the Merger, page 10

6.	We note that several law firms are investigating the Board of Directors of FedFirst for possible breaches of fiduciary duty and other violations of state law in connection with the merger, as indicated by recent news reports. We also note your disclosure on page 68 regarding the pending merger litigation. Please tell us what consideration you have given to including a risk factor discussing the above.

Additional disclosure has been added to page 11 in response to this comment.

Cautionary Note Regarding Forward-Looking Statements, page 20

7.	The safe harbor included in the Private Securities Litigation Reform Act of 1995 does not apply to non-reporting companies. Please revise this section to delete your reference to that Act or specifically state that the safe harbor does not apply to your forward looking statements.

The disclosure on page 18 has been revised in response to this comment.

Selected Historical Financial Information

Selected Historical Consolidated Financial Data of CB, page 21

8.	Please expand the disclosure to provide the return on equity and assets ratios for each reported period pursuant to Item VI of Guide Ill.

The disclosure on page 19 has been revised in response to this comment.

Summary Selected Pro Forma Condensed Combined Data, page 23

9.	Please revise the provision for income taxes for the year ended December 31, 2013 under title pro forma condensed combined income statement data to be $2,386 consistent with the amount appearing in the unaudited combined condensed consolidated pro forma statement of operations on page 73.

The disclosure on page 21 has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 4

10.	Please revise the loans held to maturity, net at March 31,2014 appearing under the title pro forma combined balance sheet data to be $654,025 consistent with the amount appearing in the unaudited combined condensed consolidated pro forma statement of financial condition on page 70.

The disclosure on page 21 has been revised in response to this comment.

11.	Please delete the pro forma combined balance sheet data at December 31, 2013.

The disclosure on page 21 has been revised in response to this comment.

Comparative Per Share Data, page 24

12.	Please expand note (1) to state the shareholders’ equity of CB and FedFirst and the number of pro forma common shares of the combined entity used to determine the pro forma combined book value per share at December 31, 2013.

The disclosure on page 22 has been revised in response to this comment.

Description of the Merger

Background of the Merger, page 30

13.	Please discuss whether FedFirst contacted parties other than CB to pursue a possible transaction after discussions broke off between FedFirst and Bank A in mid-November 2013. In this regard, we note your disclosure in the third full paragraph on page 31 that another company “indicated that it might be willing to proceed with a transaction that would value FedFirst at or around book value....” Please revise to discuss in greater detail why FedFirst decided to pursue a business combination with CB rather than the other potential merger partner or other third parties.

The disclosure on page 28 has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 5

14.	Please revise your disclosure to quantify:

•	the value of the merger consideration, on a per share basis, that was proposed by CB to FedFirst in the initial non-binding of letter of interest on February 14, 2014; and

•	the value of the merger consideration, on a per share basis, that was communicated by FedFirst to CB in its mark-up of the letter of interest on February 27, 2014.

The disclosure on pages 28 and 29 has been revised in response to this comment.

15.	You disclose that on March 28, 2014 and over the ensuing days, the parties negotiated the terms of the merger agreement. Please disclose in greater detail the terms that were negotiated, revised and agreed upon.

The disclosure on page 29 has been revised in response to this comment.

16.	Please discuss in greater detail the negotiation, if any, of the deal protection provisions, including the termination fee.

The disclosure on page 29 has been revised in response to this comment.

Opinion of FedFirst’s Financial Advisor..., page 36

17.	We note your disclosure on page 38 that senior management of FedFirst and CB provided certain projections and financial forecasts to Mufson Howe Hunter. Please provide the staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

The CB projections/forecasts provided to Mufson Hunter Howe were supplementally provided to the Staff under confidential cover on July 17, 2014. FedFirst’s counsel supplementally provided to the Staff under confidential cover on July 21, 2014 the FedFirst projections/forecasts provided to Mufson Hunter Howe. The projections/forecasts disclosed for CB and FedFirst under the section “Unaudited Prospective Financial Information,” beginning on page 40, discloses all material projections/forecasts provided to Mufson Howe Hunter by CB and FedFirst.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 6

18.	Please provide us with copies of the board books that were provided to the respective boards of directors.

The CB board book was supplementally provided to the Staff under confidential cover on July 14, 2014. FedFirst’s counsel supplementally provided the FedFirst board book to the Staff under confidential cover on July 21, 2014.

19.	Please revise to state that Mufson Howe has consented to the inclusion of its opinion in the prospectus.

The disclosure on page 32 has been revised in response to this comment.

Unaudited Prospective Financial Information, page 44

20.	You can explain what the limitations of the projections are, but you cannot disclaim responsibility for them. Please revise.

The disclosure on page 40 has been revised in response to this comment.

Cash, Stock or Mixed Election, page 46

21.	Please revise to explain in greater detail and/or to provide illustrative examples of the extent to which an election to receive all cash, an election to receive all stock, or an election to receive a combination of both cash and stock could be impacted by the requirement in the merger agreement that 65% of the total shares of FedFirst common stock is exchanged for CB common stock and 35% is exchanged for cash.

The disclosure on pages 42 through 44 has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 7

Unaudited Pro Forma Combined Condensed Consolidated Financial Data, page 69

22.	Reference is made to the third sentence of the first paragraph of the discussion. Please revise to state that the unaudited pro forma combined condensed consolidated statement of operations combine the historical financial information of CB and of FedFirst and give effect to the merger as if it had been completed as of the beginning of the fiscal year presented and carried forward through the interim period presented. In addition, revise notes (1) and (2) to the unaudited combined condensed consolidated pro forma statement of operations for the three months ended March 31, 2014 and for the year ended December 31, 2013, accordingly.

The disclosure on pages 64, 69 and 70 has been revised in response to this comment.

23.	We note your disclosure in the last sentence of the second paragraph of the discussion that the closing price of CB’s common stock to be issued in connection with the merger was based on CB’s average five-day closing stock price of $20.00 as of March 31, 2014 and that this was used for purposes of presenting the pro forma information. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise accordingly. In addition, please expand the fourth paragraph of the discussion to state the date at which the stock price was determined and present a sensitivity analysis for the range of possible outcomes for goodwill based on percentage increases and decreases in the recent stock price.

The disclosure on page 64 has been revised in response to this comment.

24.	We note your discussion in the fifth paragraph. Consider disclosing the total amount of estimated merger-related costs to be incurred in future years which are not reflected in the pro forma information presented. Please disclose the nature and amount of these costs. In addition, disclose how these merger costs are expected to impact the earnings and liquidity of the newly combined companies going forward and clearly identify this disclosure as forward-looking information.

The disclosure on page 64 has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 8

Unaudited Combined Condensed Consolidated Pro Forma Statement of Financial Condition, page 70

25.	Please delete the pro forma adjustment related to treasury stock, at cost as of March 31, 2014.

The disclosure on page 65 has been revised in response to this comment.

26.	Please expand Note (1) to state the components of this adjustment. With regard to the one-time merger and integration expenses, state the nature and amount of these charges.

The disclosure on page 65 has been revised in response to this comment.

27.	Please expand notes (2), (4), (7) and (8) to more specifically disclose how you determined the amount of the discount/premium, the increase in fair value and the relevant assumptions.

The disclosure on pages 65 through 67 has been revised in response to this comment.

28.	Please expand note (3) to disclose the calculation of the deferred tax adjustment by indicating the fair value adjustments for the related assets and liabilities, identifiable intangibles and other deferred tax items or in the alternative provide a cross-reference to note (6).

The disclosure on page 66 has been revised in response to this comment.

29.	Please expand note (5) to disclose the calculation of the fair value of the core deposit intangible asset.

The disclosure on page 66 has been revised in response to this comment.

30.	Please expand note (6) to disclose the calculation of the cash paid to FedFirst’s stockholders and option holders in the amount of $18,404 and the consideration for options and warrants of $1,926. In addition, provide the calculation of how you determined incremental FedFirst’s transaction costs (net of tax) in the amount of $1,175 as well as the tax benefit of option cash out in the amount of $707.

The disclosure on page 66 has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 9

Unaudited Combined Condensed Consolidated Pro Forma Statement of Operations For the Three Months Ended March 31, 2014, page 72

31.	Please delete the net gain on sale of loans for CB Historical appearing under the title noninterest income as this represents the net gain (loss) on sale of real estate owned or repossessed assets. Please revise to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

The disclosure on page 68 has been revised in response to this comment. Please note that the $86,000 includes as net gain on sale of loans is not relates to the sale of residential real estate loans on the secondary market and not to a gain from the disposition of other real estate owned.

32.	Please delete the reference to note (2) from the pro forma adjustments related to investments. In addition, add a reference to note (2) to the pro forma adjustments for income before noncontrolling interest in net income of consolidated subsidiary and income tax expense.

The disclosure on page 68 has been revised in response to this comment.

Unaudited Combined Condensed Consolidated Pro Forma Statement of Operations For the Year Ended December 3, 2013, page 73

33.	Please delete the gain on sale of real estate owned or repossessed assets for CB Historical in the amount of $211 from other income (loss) and revise to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

The disclosure on page 69 has been revised in response to this comment. Please note that the net gain on sales of loans of $476,000 included as a component of other operating income relates to the sale of residential real estate loans on the secondary market. The $211,000 gain on the sale of other real estate owned has been removed as a component of other operating income and reclassified as a component of other operating expense.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 10

Management and Operations after the Merger

Board of Directors, page 81

34.	Please expand your disclosure with respect to each director/proposed appointee to specifically discuss what aspects of the individual’s experience led the board to conclude that the person should serve as a director for CB, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

The disclosure on pages 76 and 77 has been revised in response to the comment.

35.	Please provide the information required by Item 404 of Regulation S-K.

The disclosure on pages 77 and 78 has been revised in response to the comment.

Information About CB

Management’s Discussion of Financial Condition and Results of Operations

Comparison of Results of Operations for the Three Months Ended March 31, 2014 and 2013

Other Operating Income, page 108

36.	Please revise to discuss all of the changes in your other income presented in the consolidated statements of income.

The disclosure on page 101 has been revised in response to this comment.

Results of Operations for the Year Ended December 31, 2013 and 2012

Other Operating Income, page 110

37.	Please revise to discuss all of the changes in your other income presented in the consolidated statements of income.

The disclosure on page 102 has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 11

Other Operating Expenses, page 110

38.	Please revise the tabular presentation for the Year ended December 31, 2012 to ensure that it reflects the information presented in the consolidated statement of income.

The disclosure on page 103 has been revised in response to this comment.

39.	Please revise to discuss all of the changes in your other operating expenses presented in the consolidated statements of income.

The disclosure on page 103 has been revised in response to the comment.

Comparison of Results of Operations for the Year Ended December 31, 2012 and 2011

Other Operating Income, page 111

40.	Please revise to discuss all of the changes in your other income presented in the consolidated statement of income.

The disclosure on page 104 has been revised in response to this comment.

Other Operating Expenses, page 111

41.	Please revise the tabular presentation for the years ended December 31, 2012 and 2011 to ensure that it reflects the information presented in the consolidated statements of income.

The disclosure on page 104 has been revised in response to this comment.

42.	Please revise to discuss all of the changes in your other operating expenses presented in the consolidated statements of income.

The disclosure on pages 104 and 105 has been revised in response to the comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 12

Loan Portfolio, pages 113-114

43.	Please provide a complete description of your underwriting policies and procedures for each loan category and for each major loan type within each category.

Additional disclosure has been added to pages 106 and 107 in response to this comment.

44.	Please disclose the amount of potential problem loans pursuant to Item III C 2 of Guide III.

Additional disclosure has been added to page 108 in response to this comment.

45.	Please present the total of all loans due after one year that have (a) predetermined interest rates and (b) have floating or adjustable rates pursuant to Item III B of Guide III.

Additional disclosure has been added to page 106 in response to this comment.

Asset Quality

Non-Performing Loans and Non-Performing Assets, page 115

46.	Please revise the line item in the tabular presentation titled troubled debt restructurings to be nonaccrual troubled debt restructurings and include a subtitle titled non-performing loans. In addition, expand the tabular presentation to include loans not included above which are troubled debt restructurings pursuant to Item III C 1 (c) of Guide III.

The disclosure on page 108 has been revised in response to the comment.

Allowance for Loan Losses, page 118

47.	Please tell us how you computed the ratio in the tabular presentation titled allowance to non-performing loans.

The disclosure on page 110 has been revised in response to the comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 13

48.	Please tell us how you computed the ratio in the tabular presentation titled allowance to total loans outstanding at the end of the period.

The disclosure on pages 105 and 110 has been revised in response to the comment.

Allocation of Allowance for Loan Losses, page 119

49.	Please present the percent of loans in each category to total loans pursuant to Item IV B of Guide Ill.

The disclosure on page 110 has been revised in response to this comment.

Sources of Funds

Borrowings, page 124

50.	Please present the maximum amount of borrowings in each category outstanding at any month-end during each reported period pursuant to Item VII (2) of Guide III.

The disclosure on page 115 has been revised in response to this comment.

Information About FedFirst

Transactions with Related Parties, page 140

51.	Please provide the information required by Item 404 of Regulation S-K for officers and directors that will be continuing with CB Financial.

Please refer to the revised disclosure on pages 76 and 77 in response to this comment.

FedFirst’s Management Discussion and Analysis of Financial Condition and Results of Operations

FedFirst Results of Operations for the Three Months Ended March 31, 2014 and 2013

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 14

Overview, page 147

52.	Please disclose here and on page 150 the dividend payout ratio pursuant to Item VI of Guide III.

The disclosure on pages 20, 135 and 138 has been revised in response to this comment.

Financial Statements

CB Financial Services, Inc.

Consolidated Statement of Income for the three months ended March 31, 2014 and 2013 (unaudited) and the years ended December 31. 2013. 2012 and 2011, page F-4

53.	Please revise to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X. In addition, please revise the presentation of other operating income for all periods presented under the title Selected Historical Consolidated Financial Data of CB – Selected Operating Data appearing in the Selected Historical Financial Information on page 21.

The disclosure on page F-4 has been revised in response to this comment.

Notes to Financial Statements

Note 3 – Investment Securities, pages F-15 – F-18

54.	Reference is made to the line items titled obligations of states and political subdivisions and mortgage-backed securities – government sponsored enterprises contained in the tabular presentation of amortized cost and fair value of investment securities available for sale as of March 31, 2014. We note that obligations of states and political subdivisions have a gross unrealized loss of $(371) and mortgage-backed securities have an unrealized gross gain or loss of $0 which is not consistent with the gross unrealized loss for obligations of state and political subdivisions of $(190) and mortgage-backed securities of $(181) presented in the tabular presentation appearing on page F-17 at March 31, 2014. Please revise.

The disclosure on page F-17 has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 15

55.	The staff also notes that you have investments of $50,004 in obligations of states and political subdivisions thereof that comprise 114.90% of your stockholders’ equity at March 31, 2014. Please expand the disclosure to:

•	disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

•	disclose the nature and primary revenue sources for your special revenue bonds; and

•	disclose any concentrations in state, municipal and political subdivision bonds.

In addition, disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis. In this regard, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

The disclosure on page F-17 has been revised in response to this comment.

Note 4 – Loans and Related Allowance for Loan Losses, page F-22

56.	Please disclose the amount of impaired loans with and without an allowance pursuant to ASC 310-10-50-15(a)3.

The disclosure on page F-21 has been revised in response to this comment.

Exhibits

General

57.	Please file the Change in Control agreement, dated April 14, 2014, between Jennifer L. George and Community Bank as an exhibit to the registration statement or provide us with an analysis supporting your determination that it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Change in Control Agreement between Jennifer George and Community Bank has not been filed because Ms. George is not a director or named executive officer of

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 16

FedFirst. In addition, she will not be a director of CB, and is not expected to be a named executive officer of CB, upon completion of the merger. Furthermore, CB believes her Change in Control is immaterial in amount and significance.

58.	Please file any missing exhibits with your next amendment or tell us when you plan to file these documents. Please provide the documents sufficiently in advance of any request for acceleration to permit the staff to review and comment on the documents, as necessary.

Exhibits 99.1 and 99.2 have been filed in response to this comment.

59.	We note that you have filed forms of legality and tax opinions as exhibits 5, 8.1 and 8.2. Please note that you will need to file signed and dated opinions prior to effectiveness.

Signed and dated copies of exhibits 5, 8.1 and 8.2 have been filed in response to this comment.

Exhibit 5

60.	Item 601(b)(5) of Regulation S-K requires a legality opinion based on the state law of the state of incorporation. Noting that CB is incorporated in the State of Pennsylvania, it is inappropriate for counsel to limit the legality opinion to the “federal law of the United States.” Please have counsel revise the opinion so that it addresses the applicable state law.

The signed and dated legality opinion filed as Exhibit 5 reflects revision in response to this comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission July 28, 2014 Page 17

61.	Please have counsel revise the assumptions in the second paragraph on page 1 relating to the due authorization by all parties of the documents reviewed by counsel. Such an assumption is not appropriate with respect to persons signing on behalf of the company represented by counsel.

The signed and dated legality opinion filed as Exhibit 5 reflects revision in response to this comment.

*  *  *  *  *

We request that the staff advise the undersigned at (202) 274-2028 or at vcangelosi@luselaw.com or Eric Luse of this office at (202) 274-2002 or at eluse@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

cc:	David Lin, SEC

Chris Harley, SEC

Gus Rodriguez, SEC